02021743

COMMISSION

549

RECEIVED MAY 30 2002 SECTION 152

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SEC FILE NUMBER
8-12242

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2001 (MM/DD/YY) AND ENDING March 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Daiwa Securities America Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Financial Square - 32 Old Slip
(No. and Street)

New York (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edmund Towers (212) 612-6352
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name - if individual, state last, first, middle name)

1345 Avenue of the Americas (Address) New York (City) New York (State) 10105 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED JUN 19 2002 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Daiwa Securities America Inc.
Financial Square • 32 Old Slip • New York, NY 10005-3538
Tel: (212) 612-7000 Fax: (212) 612-7100

CONTENTS OF REPORT

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Subordinated .Liabilities.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemptive Provision under Rule 15c3-3.
- ☐ (p) Supplementary Commodities Schedules, pursuant to CFTC regulations.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholder of
Daiwa Securities America Inc.:

We have audited the accompanying statement of financial condition of Daiwa Securities America Inc. (a New York corporation and a wholly owned subsidiary of Daiwa America Corporation) as of March 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Daiwa Securities America Inc. at March 31, 2002 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

New York, New York
April 30, 2002

DAIWA SECURITIES AMERICA INC.

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2002
(000's omitted, except share data)

ASSETS	
Cash and cash equivalents	$ 183,007
Cash and securities segregated under federal and other regulations	113,598
Securities purchased under agreements to resell	11,827,846
Securities owned, at market value (including securities pledged to counterparties of $29,044)	98,361
Receivable from brokers, dealers or clearing organizations	433,990
Receivable from customers	272,868
Receivable from affiliates	3,392
Exchange memberships, at cost (market value, $6,417)	2,789
Office furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $31,953	16,135
Other	12,603
Total assets	$ 12,964,589
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Securities sold under agreements to repurchase	$ 11,734,356
Securities sold, but not yet purchased, at market value	58,211
Payable to brokers, dealers or clearing organizations	671,367
Payable to customers	63,712
Payable to Parent and affiliates	39,291
Loans payable	25,466
Accounts payable and accrued liabilities	61,165
	12,653,568
SUBORDINATED LIABILITIES	200,000
Total liabilities	12,853,568
STOCKHOLDER'S EQUITY:	
Common stock, no par value, stated value $25,000 per share; 6,640 shares authorized, 4,000 shares issued and outstanding	100,000
Retained earnings	11,021
Total stockholder's equity	111,021
Total liabilities and stockholder's equity	$ 12,964,589

The accompanying notes are an integral part of this statement.

DAIWA SECURITIES AMERICA INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2002

1. ORGANIZATION AND SUMMARY OF
   SIGNIFICANT ACCOUNTING POLICIES

Daiwa Securities America Inc. (the "Company") is a wholly owned subsidiary of Daiwa America Corporation (the "Parent"). The Parent is a wholly owned subsidiary of Daiwa Securities Group Inc. ("Daiwa Tokyo"), a Japanese holding company that does not operate as a securities firm. An affiliate of Daiwa Tokyo, Daiwa Securities SMBC Co. Ltd. ("DS SMBC") operates as a registered Japanese securities firm and clears transactions for the Company in Japan. On April 1, 2001, DS SMBC changed its name from Daiwa Securities SB Capital Markets Co. Ltd.

The Company is a registered broker-dealer whose activities include investment banking, brokerage and trading of various securities primarily in U.S. and Japanese markets. For a certain line of business, the Company utilizes a clearing broker-dealer to settle and clear securities transactions.

Securities owned, securities sold, but not yet purchased, and open futures are valued at market or fair value. Principal transactions, commissions revenues and related expenses are recorded on a trade date basis.

Securities purchased under agreements to resale ("reverse repurchase agreements" or "resell agreements") and securities sold under agreements to repurchase ("repurchase agreements") are collateralized financing transactions. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and the transferor obtain from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement. These securities are carried at the amounts at which they will be subsequently resold or repurchased plus accrued interest.

For purposes of the accompanying statement of financial condition, the Company classifies marketable securities with original maturities of three months or less as securities owned.

Cash and cash equivalents includes cash in banks and investments in overnight money market funds.

Office furniture and equipment are depreciated on a straight-line basis over their estimated useful lives, up to five years. Leasehold improvements are amortized over the lesser of their useful life or the term of the related lease.

In the normal course of its business, the Company engages in buying and selling securities denominated in foreign currencies. The Company enters into foreign currency exchange contracts to minimize the risk of foreign currency fluctuations. Foreign currency assets and liabilities are revalued at the current spot rate. Foreign exchange contracts are revalued at the forward rate to maturity.

The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States and prevailing industry practice, both of which require the use of management's best judgment of estimates. Estimates, including the fair value of instruments, may vary from actual results. Management does not believe that actual results will differ materially from these estimates.

2. CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $65,601,517 and securities owned of $2,989,263 are segregated in accordance with the Commodity Exchange Act. These balances represent funds deposited by customers and funds accruing to customers as a result of trades or contracts.

Cash of $25,013,662 and securities owned of $19,993,400 are segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

3. SECURITIES PURCHASED AND SOLD UNDER AGREEMENTS TO RESELL AND REPURCHASE

Securities purchased and sold under agreements to resell and repurchase are accounted for as collateralized financing transactions and are carried at contract value plus accrued interest. It is the policy of the Company to obtain possession of collateral with market values equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate. Transfers that are accompanied by an agreement to repurchase the transferred assets at maturity are accounted for as sales. As of March 31, 2002, the Company has accepted securities with market values of approximately $44,728,000,000 under resale agreements and pledged securities with market values of approximately $42,538,000,000, under repurchase agreements, prior to the application of Financial Accounting Standards Board ("FASB") Interpretation No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements" ("FIN 41"). Reverse repurchase agreements and repurchase agreements are reported net by counterparty when permitted under FIN 41. At March 31, 2002, the Company's assets and liabilities were netted by approximately $31,391,000,000 as a result of the application of FIN 41.

As of March 31, 2002, the Company has the right to sell or repledge substantively all of the securities it has received under its resale agreements. Of this amount, approximately $42,509,000,000 was either sold or repledged as of March 31, 2002. These repledged securities have been used in the normal course of business.

If the Company's counterparties to its repurchase agreements have the right by contract or custom to sell or repledge the Company's pledged proprietary securities, then the Company records these securities as "securities pledged to counterparties" on the statement of financial condition. As of March 31, 2002, included in securities pledged to counterparties, is approximately $29,000,000 of proprietary securities pledged related to the Company's repurchase agreements.

4. SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

At March 31, 2002, securities owned and securities sold, but not yet purchased, consisted of the following (000's omitted):

Securities owned, at market value:		
U.S. Government and agency obligations	$	55,435
Corporate stock		42,079
Corporate obligations		683
Other		164
	$	98,361
Securities sold, but not yet purchased, at market value:		
Corporate stock	$	43,506
U.S. Government and agency obligations		14,674
Other		31
	$	58,211

Included in securities owned are U.S. Government obligations with a market value of approximately $5,618,000, which are on deposit with clearing organizations.

5. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS OR CLEARING ORGANIZATIONS

At March 31, 2002, amounts receivable from and payable to brokers, dealers or clearing organizations consisted of the following (000's omitted):

Receivable from brokers, dealers or clearing organizations:		
Securities failed to deliver	$	368,587
Securities borrowed		16,411
Clearing organizations		3,912
Other		45,080
	$	433,990
Payable to brokers, dealers or clearing organizations:		
Securities failed to receive	$	625,763
Net trade date accrual		30,511
Securities loaned		7,842
Clearing organizations		6,340
Other		911
	$	671,367

Securities borrowed and securities loaned transactions are reported as collateralized financing transactions. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. As of March 31, 2002,

the Company has received securities with a market value of approximately $15,575,000 related to its securities borrowed transactions.

As of March 31, 2002, the Company has the right to sell or repledge substantively all of the securities it has received under its securities borrowed transactions. The Company repledged substantively all of these securities as of March 31, 2002. These repledged securities have been used in the normal course of business.

If the Company's counterparties to its securities loaned transactions have the right by contract or custom to sell or repledge the Company's pledged proprietary securities, then the Company will record these securities as "securities pledged to counterparties" on the statement of financial condition. As of March 31, 2002, there were no proprietary securities pledged related to the Company's securities loaned transactions included in securities pledged to counterparties.

6. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Receivable from and payable to customers primarily relate to securities transactions. The receivable is collateralized by securities, the value of which is not reflected in the accompanying statement of financial condition.

In the normal course of its business, the Company is permitted to use customer margin securities to finance customer securities transactions subject to certain regulatory guidelines.

7. LOANS PAYABLE

Loans payable consists primarily of an unsecured short-term borrowing from a major financial institution at a rate of 30 basis points per annum. The loan is primarily used to finance the Company's securities operations.

8. SUBORDINATED LIABILITIES

As of March 31, 2002, the Company has a subordinated note payable of $50,000,000, as part of a $750,000,000 revolving note and cash subordination agreement expiring April 1, 2003 with the Parent, which is treated as debt, as defined under the SEC's Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1"). Additionally, the Company has a subordinated note payable to the Parent of $150,000,000, which is due on May 31, 2004 and is treated as equity, as defined under Rule 15c3-1.

Each of the notes bear interest at rates based on the London Interbank Offered Rate ("LIBOR") plus 25 basis points. These liabilities are subordinated to the claims of general creditors of the Company and have been approved as regulatory capital and, accordingly, are included as net capital by the Company in computing net capital under Rule 15c3-1.

9. COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases and subleases office space under non-cancelable lease agreements expiring at various dates through the year ending March 31, 2011. The occupancy leases are subject to escalation based on certain costs incurred by the landlord. Minimum rentals, excluding escalation, under these lease agreements are approximately (000's omitted):

	Occupancy Leases	Subleases
Year ending March 31:		
2003	$ 4,985	$ 1,873
2004	4,985	1,981
2005	4,985	1,981
2006	5,328	1,776
2007	5,573	1,514
Thereafter	18,924	5,174

The Company has been named as a defendant in civil actions including actions arising out of its activities as an underwriter. These actions purport to be brought on behalf of various classes of claimants who seek damages of material or indeterminate amounts. Based upon discussions with counsel, it is management's opinion that these actions will not have a material adverse effect on the financial condition of the Company.

10. NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1, that requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greatest of:

a. $250,000;

b. 2% of aggregate debit balances arising from customer transactions, as defined; or

c. 4% of the funds required to be segregated pursuant to the Commodity Exchange Act, and the regulations thereunder.

As a member of the New York Stock Exchange ("NYSE"), the Company may also be required to reduce its business activity if its net capital is less than six percent of the funds required to be segregated pursuant to the Commodity Exchange Act. In addition, the NYSE may prohibit a member organization from expanding its business and declaring cash dividends if its net capital is less than seven percent of the funds required to be segregated pursuant to the Commodity Exchange Act.

At March 31, 2002, the Company had net capital of $232,722,620, which was $227,055,027 in excess of the minimum net capital required under Rule 15c3-1.

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, for the clearing broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3.

11. INCOME TAXES

The Company is part of a group that files a consolidated federal and combined state and local income tax returns. Each entity in the group is charged or credited with an amount equal to the tax liability or benefit calculated as if it were filing on a separate-company basis. As of March 31, 2002, the total deferred tax asset was approximately $6,913,000, which primarily relates to net operating loss carryforwards, deferred employee compensation and other accruals. The Company has established a full valuation allowance for the deferred tax asset due to its doubtful realization.

12. RELATED PARTY TRANSACTIONS

In conducting its business, the Company engages in transactions with the Parent and affiliated companies. These transactions include, but are not limited to, providing investment advisory services and executing trades in local markets. In addition, the Company executes loans and enters into reverse repurchase and repurchase agreements with its affiliates. The following amounts are included in the accompanying statement of financial condition (000's omitted):

Assets:	
Securities purchased under agreements to resell	$ 76,704
Receivable from brokers, dealers or clearing organizations	5,482
Receivable from affiliates	3,392
Other	66
Liabilities:	
Securities sold under agreements to repurchase	207,196
Payable to Parent and affiliates	39,291
Payable to brokers, dealers, or clearing organization	7,614
Payable to customers	4,585
Accounts payable and accrued liabilities	43
Subordinated liabilities	200,000

13. RETIREMENT PLAN

All local employees are eligible for participation in the retirement plan (the "Plan") after six months of service. The Plan, established June 1, 1985, and amended October 1, 1989, is a profit-sharing plan qualifying under Section 401(a) of the Internal Revenue Code of 1986 (the "Code"), as amended, and includes a cash or deferred arrangement qualifying under Sections 401(k) and (m) of the Code. The Company contributes 3% of the employees' earnings as defined by the Plan. An additional 3% of earnings can be contributed by management, at their discretion.

14. OFF-BALANCE SHEET MARKET RISK AND CONCENTRATIONS OF CREDIT RISK

Market Risk

In the normal course of its operations, the Company enters into various contractual commitments involving forward settlement. These include financial futures and options contracts, commitments to buy and sell securities and foreign currencies. Commitments involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular financial instrument.

The Company monitors and manages its market risk exposure by reviewing the effectiveness of hedging strategies and setting market risk limits. The Company's policy is to take possession of securities purchased under agreements to resell and maintain these securities with its custodian. The Company monitors the market value of the assets acquired to ensure their adequacy as compared to the amount at which the securities will be subsequently resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional collateral.

The Company records all contractual commitments involving future settlement at market or fair value.

The following table lists the fair value of derivative financial instruments held or issued for trading purposes at March 31, 2002. Fair value of futures contracts represent unsettled net receivable or payable amounts with various future exchanges on open future contracts (000's omitted).

	Market or Fair Value at March 31, 2002	
	Assets	Liabilities
Options contracts	$ 138	$ 31
Financial futures contracts	23	12

Concentrations of Credit Risk

Credit risk is measured by the loss that the Company would record if its counterparties failed to perform pursuant to terms of contractual commitments. Management of credit risk involves a number of considerations, such as the financial profile of the counterparty, specific terms and duration of the contractual agreement, market fluctuations and the value of collateral held, if any. The Company has established various procedures to manage credit exposure, including initial credit approval, credit limits, collateral requirements, rights of offset and continuous oversight.

The Company regularly transacts business with, and owns securities issued by, a broad range of corporations, governments and agencies, and other financial institutions. The Company also enters into collateralized financing agreements in which it extends short-term credit, primarily to major financial institutions including major U.S. and non-U.S. commercial banks, investment banks and affiliates.

The Company generally controls access to the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. Government or its agencies. The value and adequacy of the collateral are continually monitored. Consequently, the risk of credit loss from counterparties' failure to perform in connection with collateralized lending activities is minimal.

Remaining concentrations arise principally from financial or contractual commitments involving future settlement, fixed-income securities and equity securities. Concentrations are diverse with respect to geographic locations and industries of counterparties. North America and the Pacific Rim represent the largest concentrations geographically. Among types of industries, U.S.-based and international financial institutions represent the largest group of counterparties.

Substantially all of the Company's cash and securities positions are either held as collateral by its clearing brokers and banks against various margin obligations of the Company, or deposited with such clearing brokers and banks for safekeeping purposes.

15. FAIR VALUE INFORMATION

The following information is provided to gain an understanding of the relationship between carrying amounts reported in the Company's statement of financial condition and the related market or fair values. Specific accounting policies are discussed in the Organization and Summary of Significant Accounting Policies (Note 1). The Company's assets and liabilities as of March 31, 2002 can be characterized as follows (000's omitted):

	Assets	Liabilities
Items recorded at market or fair value	$ 394,966	$ 58,211
Items recorded at contractual amounts that approximate market or fair value	12,538,096	12,795,357
Items recorded at historical values which do not necessarily approximate market or fair value	31,527	-
Total assets and liabilities	$ 12,964,589	$ 12,853,568

Items recorded at market or fair value consist of cash and cash equivalents, securities owned and securities sold, but not yet purchased.

Items recorded at contractual amounts that approximate market or fair value primarily consist of reverse repurchase agreements, repurchase agreements, loans payable, receivables from and payables to brokers, dealers, clearing organizations, Parent, affiliates, customers and subordinated liabilities. The interest rates on the subordinated liabilities are adjusted monthly.

Items recorded at historical values which do not necessarily approximate market or fair value consist of exchange memberships, office furniture, equipment, leasehold improvements and other assets.

ANDERSEN

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL CONTROL PURSUANT TO SEC RULE 17a-5 AND CFTC REGULATION 1.16

April 30, 2002

To the Stockholder of
Daiwa Securities America Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Daiwa Securities America Inc. (a New York corporation and wholly owned subsidiary of Daiwa America Corporation) (the "Company) for the year ended March 31, 2002, we considered its internal control, including control activities for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC") and Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC") (collectively, the "Commissions"), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) and Regulation 1.16, in the following: (i) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and Regulation 1.17 and the reserves required by rule 15c3-3(e) and Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; (ii) in making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC; (iii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (iv) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (v) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by SEC rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) and Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, customer, and firm assets that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations and the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002, to meet the Commissions' objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, the CFTC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, or Regulation 1.16 of the CFTC, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

New York, New York
April 30, 2002